UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of : January 2002 (2)	File No.: 0-11378

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

          Form 20F [ X ]                                Form 40F [     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes          [     ]                                No           [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82-____________.

FORM 6K	Page 2

Submitted herewith:

News release as filed on SEDAR and disseminated through CCNMatthews as follows:

January 20, 2003:                 Transglobe Energy Corporation Announces Update on Republic of Yemen Operation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: Janaury 20 , 2003	By: /s/ David C. Ferguson
David C. Ferguson
Vice President, Finance & CFO

NEWS RELEASE FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES UPDATE ON REPUBLIC OF YEMEN OPERATIONS

Monday, January 20, 2003 Calgary, Alberta - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; OTC-BB symbol "TGLEF") is pleased to announce a successful development well at Tasour #8 on Block 32 in the Republic of Yemen.

Block 32, Yemen (13.81% working interest)

The Tasour #8 well, which commenced drilling in December 2002, was drilled to total depth and cased as a dual zone oil well. The Tasour #8 well encountered the main Qishn S1A producing zone in a structurally high position previously defined by the Tasour #7 well. Tasour #7 was drilled in September 2002 and extended the Tasour field to the south, in an area that was previously assumed to be below the oil water contact. Similar to Tasour #7 the Tasour #8 well also encountered oil in a second sandstone reservoir below the main producing Qishn S-1A reservoir. Tasour #8 was placed on production at an initial rate of 9,000 barrels of oil per day. Additional development drilling is planned for the Tasour field during 2003.

The Tasour field is currently producing in excess of 15,000 Bopd (2,070 Bopd to TransGlobe). Two wells are undergoing pump changes (Tasour #3 and #6) and are expected to be back on production by January 31. Installation of additional pumping equipment is planned at the Tasour central production facility which will increase the Tasour field production capacity to about 20,000 Bopd (2,760 Bopd to TransGlobe). With all six Tasour production wells on stream, Tasour would be capable of producing at this increased capacity by early February, 2003.

The drilling rig is being moved to an exploratory prospect at Haibish #1 (formerly named Al Ghoraf) on the western portion of Block 32. Results from Haibish #1 are expected in approximately four weeks.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
- or -
Lloyd W. Herrick, Vice President & C.O.O.
/s/ Ross G. Clarkson,
Ross G. Clarkson	Executive Offices:
President & C.E.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com

E-mail: trglobe@trans-globe.com